Exhibit 99.2

Schedule A
Consolidated Condensed Unaudited Interim Financial Statements of Atlantica Yield plc as of September 30, 2018 and December 31, 2017
and for the Nine-month Periods Ended September 30, 2018 and 2017

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●	references to “2017 20-F” or “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2017 and filed with the U.S. Securities and Exchange Commission on March 7, 2018;

●	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255,000,000 issued on November 17, 2014;

●	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

●
references to “AAGES ROFO Agreement” refer to the agreement we entered into with AAGES on March 5, 2018, as amended from time to time, which became effective upon completion of the 25.0% Share Sale, that provides us a right of first offer to purchase any of the AAGES ROFO Assets;

●
references to “AAGES ROFO Assets” refer to any of AAGES’ contracted assets or proposed contracted assets that we expect to evaluate for future acquisition, with certain exceptions, for which AAGES has provided us a right of first offer to purchase if offered for sale by AAGES;

●	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Abengoa ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the existing or future contracted assets in renewable energy, efficient natural gas power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia, or the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

●
references to “ACBH” refer to Abengoa Concessões Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

●
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

●	references to “Asset Transfer” refer to the transfer of assets contributed to us by Abengoa through a series of transactions prior to the consummation of our initial public offering;

●	references to “Atlantica” refer to Atlantica Yield plc together with its subsidiaries independently considered, unless and, where the context requires;

●
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

●	references to “COD” refer to commercial operation date of the applicable facility;

●
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2018 and December 31, 2017 and for the nine-month periods ended September 30, 2018 and 2017, including the related notes thereto, which form a part of this quarterly report;

●	references to “DOE” refer to the U.S. Department of Energy;

●	references to “EMEA” refer to Europe, Middle East and Africa;

●	references to “EPC” refer to engineering, procurement and construction;

●
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

●
references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

●	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

●
references to “Financial Support Agreement” refer to the Financial Support Agreement we entered into with Abengoa on June 13, 2014, as amended and restated on September 28, 2017, pursuant to which Abengoa agreed to maintain certain guarantees or letters of credit for a period of five years following our IPO;

●
references to “Former Revolving Credit Facility” refer to the revolving credit and guaranty agreement originally entered into on December 3, 2014, amended and restated on June 26, 2015 and canceled on May 16, 2018;

●	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the Consolidated Condensed Interim Financial Statements included in this quarterly report;

●
references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to “GW” refer to gigawatts;

●	references to “IASB” refer to International Accounting Standards Board, an independent, private-sector body that develops and approves International Financial Reporting Standards;

●	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	reference to “IPO” refer to our initial public offering of ordinary shares in June 2014;

●	references to “ITC” refer to investment tax credits;

●	references to “ITC Cash Grants” refer to the tax credit cash grant issued by the U.S. Treasury;

●	references to “LIBOR” refer to London Interbank Offered Rate, a benchmark interest rate;

●	references to “MW” refer to megawatts;

●	references to “MMSCFD” refer to million standard cubic feet per day;

●
references to “Revolving Credit Facility” refer to the revolving credit facility entered into on May 10, 2018 by us, as borrower, the guarantors from time to time party thereto, Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit;

●
references to “Note Issuance Facility” refer to the senior secured note facility dated February 10, 2017, of up to €275 million (approximately $319 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

●	references to “O&M” refer to operation and maintenance;

●	references to “operation” refer to the status of projects that have reached COD (as defined above);

●	references to “PV” refer to photovoltaic;

●	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

●	references to “ROFO” refer to a right of first offer;

●
references to “Shareholders Agreement” refer to the shareholders agreement signed with Algonquin which became effective upon the 25.0% Share Sale on March 9, 2018 and which we filed with the SEC on March 12, 2018;

●
references to “16.5% Share Sale” refer to the ongoing sale by Abengoa to Algonquin of 16.5% of our ordinary shares pursuant to an agreement entered into in April 2018, which the parties to the transaction expect to be completed in the fourth quarter of 2018;

●	references to “25.0% Share Sale” refer to the sale by Abengoa to Algonquin of 25% of our ordinary shares completed on March 9, 2018;

●	references to “UK” refer to the United Kingdom;

●	references to “U.S.” or “United States” refer to the United States of America;

●	references to “U.S. Internal Revenue Code” or “U.S. IRC” refer to the U.S. Internal Revenue Code of 1986;

●
references to “U.S. NOLs” refer to the net operating losses recognized under the U.S. Internal Revenue Code as a result of certain tax-deductible expenses exceeding taxable revenues for a taxable year;

●	references to “we,” “us,” “our” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires; and

●	references to “ZAR” refer to South African Rand.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” in our Annual Report and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•
Changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period;

•	Our ability to acquire solar projects due to the potential increase of the cost of solar panels;

•	Political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union;

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•
Inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all.

•
Our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD;

•
Our ability to renew the Abengoa ROFO Agreement after June 2019. The Abengoa ROFO Agreement has an initial term of five years and expires in June 2019. We will be able to unilaterally extend the term of the Abengoa ROFO Agreement as many times as desired for an additional three-year period, provided that we have executed at least one acquisition in the previous two years after having been offered at least four projects.

•	Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa;

•	Failure to close acquisitions recently announced;

•	Failure to meet our estimated returns and cash available for distribution estimations in acquisitions recently announced;

•	Failure of recently built assets to perform as expected, including acquisitions recently announced of assets which are currently under construction;

•
Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Increases in the cost of energy and gas, which could increase our operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•
Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings, including claims due to Abengoa’s restructuring process;

•	Reputational risk, including potential damage caused to us by Abengoa’s reputation;

•	The loss of one or more of our executive officers;

•	Failure of information technology on which we rely to run our business;

•	Revocation or termination of our concession agreements or power purchase agreements;

•	Lowering of revenues in Spain that are mainly defined by regulation;

•	Risk that the 16.5% Share Sale will not be completed;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Exposure to electricity market conditions which can impact revenue from our assets;

•	Changes to national and international law and policies that support renewable energy resources;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Risks associated with maintenance, expansion and refurbishment of electric generation facilities;

•	Failure of our assets to perform as expected, including Solana and Kaxu;

•	Failure to receive dividends from all projects and investments, including Solana and Kaxu;

•	Failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities;

•	Deterioration in Abengoa’s financial condition or negative impact potentially caused by Abengoa’s financial plan announced on September 30, 2018, including potential negative impacts in our assets;

•
Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa;

•	Failure to meet certain covenants or payment obligations under our financing arrangements;

•	Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements;

•	Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees;

•	Failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts;

•	Changes in our tax position and greater than expected tax liability, including in Spain;

•
Conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with one of our current largest shareholders;

•	The divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares;

•
Potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability;

•	Negative implications from a potential change of control;

•	Negative implications of U.S. federal income tax reform and potential changes in tax regulation in other jusrisdictions;

•	Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance;

•	Failure to collect insurance proceeds in the expected amounts; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise. Additional factors affecting our business may arise periodically and we cannot predict such factors, nor can we assess the impact of all these factors on our business or the extent to which such factors or combination of factors could cause our results to materially differ from those contained in any forward-looking statement. Additionally, historical trends in our statements should not be interpreted as a guarantee that these trends will continue in the future.

Consolidated condensed statements of financial position as of September 30, 2018 and December 31, 2017

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2018	2017
Assets
Non-current assets
Contracted concessional assets	6	8,606,943	9,084,270
Investments carried under the equity method	7	54,776	55,784
Financial investments	8&9	52,947	45,242
Deferred tax assets		160,106	165,136

Total non-current assets		8,874,772	9,350,432

Current assets
Inventories		18,785	17,933
Clients and other receivables	12	297,258	244,449
Financial investments	8	237,080	210,138
Cash and cash equivalents		744,636	669,387

Total current assets		1,297,759	1,141,907

Total assets		10,172,531	10,492,339

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of September 30, 2018 and December 31, 2017

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2018	2017
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,066,018	2,163,229
Other reserves		105,959	80,968
Accumulated currency translation differences		(59,931)	(18,147)
Retained earnings	13	(363,605)	(477,214)
Non-controlling interest	13	134,768	136,595

Total equity		1,893,231	1,895,453

Non-current liabilities
Long-term corporate debt	14	622,433	574,176
Long-term project debt	15	4,908,678	5,228,917
Grants and other liabilities	16	1,653,451	1,636,060
Related parties	11	78,734	141,031
Derivative liabilities	9	266,884	329,731
Deferred tax liabilities		251,479	186,583

Total non-current liabilities		7,781,659	8,096,498

Current liabilities
Short-term corporate debt	14	19,352	68,907
Short-term project debt	15	305,997	246,291
Trade payables and other current liabilities	17	133,632	155,144
Income and other tax payables		38,660	30,046

Total current liabilities		497,641	500,388

Total equity and liabilities		10,172,531	10,492,339

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2018	2017
Revenue	4	836,925	775,179
Other operating income	20	112,214	56,499
Raw materials and consumables used		(7,652)	(11,209)
Employee benefit expenses		(15,793)	(13,252)
Depreciation, amortization, and impairment charges	4	(243,799)	(236,431)
Other operating expenses	20	(217,333)	(193,673)

Operating profit		464,562	377,113

Financial income	19	36,603	1,131
Financial expense	19	(306,340)	(308,570)
Net exchange differences		1,032	(4,294)
Other financial income/(expense), net	19	(11,139)	1,302

Financial expense, net		(279,844)	(310,431)

Share of profit/(loss) of associates carried under the equity method		4,690	3,700

Profit/(loss) before income tax		189,408	70,382

Income tax	18	(59,068)	(25,330)

Profit/(loss) for the period		130,340	45,052

Loss/(profit) attributable to non-controlling interests		(9,828)	(2,470)

Profit/(loss) for the period attributable to the Company		120,512	42,582

Weighted average number of ordinary shares outstanding (thousands)	21	100,217	100,217

Basic earnings per share (U.S. dollar per share)	21	1,20	0.42

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2018	2017
Profit/(loss) for the period	130,340	45,052
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(6,753)	(33,542)
Currency translation differences	(44,906)	103,485
Tax effect	(1,672)	7,900

Net income/(expenses) recognized directly in equity	(53,331)	77,843

Cash flow hedges	51,049	54,446
Tax effect	(12,762)	(16,334)

Transfers to income statement	38,287	38,112

Other comprehensive income/(loss)	(15,044)	115,955

Total comprehensive income/(loss) for the period	115,296	161,007

Total comprehensive (income)/loss attributable to non-controlling interest	(7,994)	(8,532)

Total comprehensive income/(loss) attributable to the Company	107,302	152,475

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the nine-month period after taxes	—	—	—	42,582	—	42,582	2,470	45,052
Change in fair value of cash flow hedges	—	—	21,377	—	—	21,377	(473)	20,904
Currency translation differences	—	—	—	—	97,142	97,142	6,343	103,485
Tax effect	—	—	(8,626)	—	—	(8,626)	192	(8,434)
Other comprehensive income	—	—	12,751	—	97,142	109,893	6,062	115,955

Total comprehensive income	—	—	12,751	42,582	97,142	152,475	8,532	161,007

Dividend distribution	—	(76,165)	—	—	—	(76,165)	(4,573)	(80,738)

Balance as of September 30, 2017	10,022	2,192,292	65,548	(322,828)	(36,008)	1,909,026	130,354	2,039,380

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2017	10,022	2,163,229	80,968	(477,214)	(18,147)	1,758,858	136,595	1,895,453

Application of new accounting standards (See Note 2)	—	—	1,326	(11,812)	—	(10,486)	—	(10,486)

Balance as of January 1, 2018	10,022	2,163,229	82,294	(489,026)	(18,147)	1,748,372	136,595	1,884,967

Profit/(loss) for the nine-month period after taxes	—	—	—	120,512	—	120,512	9,828	130,340
Change in fair value of cash flow hedges	—	—	35,982	6,517	—	42,499	1,797	44,296
Currency translation differences	—	—	—	—	(41,784)	(41,784)	(3,122)	(44,906)
Tax effect	—	—	(12,317)	(1,608)	—	(13,925)	(509)	(14,434)
Other comprehensive income	—	—	23,665	4,909	(41,784)	(13,210)	(1,834)	(15,044)

Total comprehensive income	—	—	23,665	125,421	(41,784)	107,302	7,994	115,296

Dividend distribution	—	(97,211)	—	—	—	(97,211)	(9,821)	(107,032)

Balance as of September 30, 2018	10,022	2,066,018	105,959	(363,605)	(59,931)	1,758,463	134,768	1,893,231

Consolidated condensed cash flow statements for the nine-month periods ended September 30, 2018 and 2017

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2018	2017
I. Profit/(loss) for the period	130,340	45,052
Financial expense and non-monetary adjustments	494,829	528,408

II. Profit for the period adjusted by financial expense and non-monetary adjustments	625,169	573,460

III. Variations in working capital	(97,020)	(47,503)

Net interest and income tax paid	(189,816)	(198,667)

A. Net cash provided by operating activities	338,333	327,290

Investment in contracted concessional assets*	61,084	(7,506)
Other non-current assets/liabilities	(22,506)	(6,609)
Acquisitions of subsidiaries	(9,327)	-
Dividends received from entities under the equity method	4,432	2,454
Other investments	2,521	27,361
B. Net cash provided by/(used in) investing activities	36,204	15,700

Proceeds from Project & Corporate debt	73,767	287,051
Repayment of Project & Corporate debt	(248,904)	(388,755)
Dividends paid to company´s shareholders	(106,956)	(70,803)

C. Net cash provided by/(used in) financing activities	(282,093)	(172,507)

Net increase/(decrease) in cash and cash equivalents	92,444	170,483

Cash and cash equivalents at beginning of the period	669,387	594,811

Translation differences in cash or cash equivalent	(17,195)	28,800

Cash and cash equivalents at end of the period	744,636	794,094

* Includes proceeds for $60.8 million (see Note 6).

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a total return company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

On February 28, 2018, the Company completed the acquisition of a 100% stake in a 4 MW hydroelectric power plant in Perú (“Mini-Hydro”) for approximately $9 million.

On March 9, 2018, Algonquin Power & Utilities (“Algonquin”) announced that it completed the acquisition from Abengoa S.A, (“Abengoa”) of a 25% equity interest in Atlantica, becoming the largest shareholder of the Company. Algonquin does not consolidate the Company in its consolidated financial statements.

The following table provides an overview of the concessional assets the Company owned as of September 30, 2018:
Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A-	4Q 2013	26

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB/Baa1/BBB+	4Q 2014	22

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2012 & 2Q 2012	20&19

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A-/Baa1/A-	1Q 2012 & 1Q 2012	19

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A-/Baa1/A-	1Q 2007 & 2Q 2009	14&16

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2011& 4Q 2011	19

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2012& 3Q 2012	20

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A-/Baa1/A-	2Q 2010 & 2Q 2010& 3Q 2010	17&17&18

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A-/Baa1/A-	3Q 2013	21

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	A-/Baa1/A-	3Q 2006	18

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Baa3/BB-(10)	1Q 2015	17

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	16

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	17

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2Q 2012	15

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB+/Baa3/BBB+	2Q 2013	15

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	23

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	26

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	15

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	17

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	17

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/BBB+	4Q 2007	20

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	16

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	20

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for the right to receive between 54.06% and 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the “Flip Date”, and 22.60% of taxable losses and distributions thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“IDAE”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2017.

On November 27, 2015, Abengoa, reported that, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement. On March 31, 2017 Abengoa announced the completion of the restructuring. As a result, Atlantica Yield received Abengoa debt and equity instruments in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”).

The financing arrangement of Kaxu contained cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangement. In March 2017, the Company signed a waiver which gives clearance to cross-defaults that might have arisen from Abengoa insolvency and restructuring up to that date, but does not extend to potential future cross-default events.

In addition, the financing arrangements of Kaxu, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own a minimum of Atlantica Yield’s shares. Based on the most recent public information, Abengoa currently owns 16.47% of Atlantica Yield shares, all of which are pledged as guarantee of asset-backed notes. On March 9, 2018 Abengoa announced it made effective the sale of a 25% stake in Atlantica Yield to Algonquin. Additionally, Algonquin announced on April 17, 2018, that it had exercised an option to purchase the 16.47% remaining stake in Atlantica held by Abengoa, subject to approval by the U.S. Department of Energy (the “DOE”) and other conditions precedent. If Abengoa ceases to comply with its obligation to maintain its 16% ownership of Atlantica Yield’s shares, such reduced ownership would put the Company in breach of covenants under the applicable project financing arrangements.

In the case of Kaxu in March 2017 the Company signed a waiver, which allows reduction of ownership by Abengoa below the 35% threshold if it is done in the context of a restructuring plan.

In the case of Solana and Mojave, a forbearance agreement signed with the DOE in 2016 with respect to these assets allows reductions of Abengoa’s ownership of the shares of the Company if it results from (i) a sale or other disposition at any time pursuant and in connection with a subsequent insolvency proceeding by Abengoa, or (ii) capital increases by the Company. In other events of reduction of ownership by Abengoa below the minimum ownership threshold such as sales of stake in Atlantica Yield by Abengoa, the available DOE remedies will not include debt acceleration, but DOE remedies available could include limitations on distributions to the Company from Solana and Mojave. In addition, the minimum ownership threshold for Abengoa’s ownership of the shares of the Company has been reduced from 35% to 16%. In November 2017, in the context of the agreement reached between Abengoa and Algonquin for the acquisition by Algonquin of 25% of the shares of the Company and based on the obligations of Abengoa under the EPC contract the Company signed a consent with the DOE which reduces this minimum ownership required by Abengoa in Atlantica Yield to 16%, which became effective upon closing of the transaction on March 9, 2018.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on October 31, 2018.

Note 2. - Basis of preparation

The accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, efficient natural gas, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has not had control over the Company since December 31, 2015. Therefore, any acquisition from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combinations.

The Company’s annual consolidated financial statements as of December 31, 2017, were approved by the Board of Directors on February 27, 2018.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2018 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2017. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2017 included in the 2017 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2018 under IFRS-IASB, applied by the Company in the preparation of these consolidated condensed interim financial statements:

·	IFRS 9 ‘Financial Instruments’
·	IFRS 15 ‘Revenues from contracts with Customers’
·	IFRS 15 (Clarifications) ‘Revenues from contracts with Customers’
·	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.
·	IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’.
·	IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’.
·	Annual Improvements to IFRSs 2015-2017 cycles.
·	IFRIC 22 Foreign Currency Transactions and Advance Consideration.
·	IAS 40 (Amendment). Transfers of Investment Property. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

The applications of these amendments have not had any material impact on these consolidated condensed interim financial statements.

In relation to IFRS 15, IFRS 9 and IFRS 16, the Company performed the following analysis:

IFRS 15 ‘Revenues from contracts with Customers’

In May 2014, the IASB (International Accounting Standards Board) published IFRS 15 “Recognition of Revenue from Contracts with Customers”. This Standard brings together all the applicable requirements and replaces the current standards for recognizing revenue: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Program, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The new requirements may lead to changes in the current revenue profile, since the Standard’s main principle is that the Company must recognize its revenue in accordance with the transfer of goods or services to the customers in an amount which reflects the consideration that the Company expects to receive in exchange for these goods or services. The model laid out by the Standard is structured in five steps:

·	Step 1: Identifying the contract with the customer.

·	Step 2: Identifying the performance obligations.

·	Step 3: Determining the transaction price.

·	Step 4: Assigning the transaction price in the performance obligations identified in the contract.

·	Step 5: Recognition of revenue when (or as) the Company performs the performance obligations.

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), except for Palmucho, which is recorded in accordance with IAS 17 and PS10, PS20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, efficient natural gas plants, wind farms and water plants.

Currently, assets recorded in accordance with IFRIC 12 are classified as intangible assets or as financial assets, depending on the nature of the payment entitlements established in the contracts.

According to IFRS 15, the Company should assess the goods and services promised in the contracts with the customers and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services).

In the case of contracts related to financial assets, the Company has identified two performance obligations (construction and operation of the asset). The contracts state that each service (construction and operation) has its own transaction price. For this reason, both performance obligations are separately identifiable in the context of the contract. The Company must allocate the total consideration to be received by the contract to each performance obligation. As mentioned above, the different services performed have been identified as two different performance obligations (construction and operation). Each performance obligation has its own transaction price stated in the contract. Such transaction prices are agreed in the contract by the parties in an orderly transaction, with no interrelation between both transaction prices and therefore correspond to the fair value of the goods and services provided in each case. As a result, for IFRS 15 purposes, the total transaction price will be allocated to each performance obligation in accordance with the two transaction prices stated within the contract, as they represent the respective fair values of the identified performance obligations.

For the assets classified as intangible assets, the Company has identified the same performance obligations, (construction and operation), but in this case the consideration received by the Company for the construction services is a license. The grantor makes a non-cash payment for the construction services by giving the operator an intangible asset. When allocating fair value for IFRS 15 purposes, the Company will recognize as revenue for the first performance obligation the fair value of the construction services, and the amount corresponding to the sales of energy as the fair value of second performance obligation (operation).

Additionally, in both cases, the services are satisfied over time. All the concessional assets of the Company are in operation and the Company satisfies the performance obligations and recognizes revenue over time. The same conclusion applies to concessional assets that are classified as tangible assets or leases.

IFRS 15 also incorporates specific criteria to determine which costs relating to a contract should be capitalized by distinguishing between incremental costs of obtaining a contract and costs associated with fulfilling a contract. No significant costs of obtaining a contract or compliance (other than those that are already capitalized) have been identified.

As the practice for revenue recognition applied until December 31, 2017, is consistent with the analysis above under IFRS 15, the Company considers that the adoption of this standard has no impact in the consolidated financial statements of the Company.

Also, the Company adopted IFRS 15 applying the full retrospective method to each prior reporting period presented, but without changes in the comparative reporting periods as the adoption of the standard has no effect in the financial statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments issued on 24 July 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Company adopted the standard as of January 1, 2018, including the new requirements for hedge accounting. The Company adopted retrospectively without re-expressing comparative periods. The analysis performed by the Company is as follows:

-	Classification and measurement of financial instruments:

a)        Financial assets IFRS 9 classifies all financial assets that are currently in the scope of IAS 39 into two categories:  amortized cost and fair value. Where assets are measured at fair value, gains and losses are either recognized entirely in profit or loss (fair value through profit or loss, “FVTPL”), or recognized in other comprehensive income (fair value through other comprehensive income, “FVTOCI”). The new guidance has no significant impact on the classification and measurement of the financial assets of the Company as the vast majority of financial assets (except for derivatives) are currently measured at amortized cost, and meet the conditions for classification at amortized cost under IFRS 9. As a result, the Company maintained this classification.

b)        Financial liabilities: IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. As a result, the Company concluded that there is no significant impact on the consolidated financial statements.

-
The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. The Company reviewed its portfolio of financial assets subject to the new model of impairment under the new methodology (using credit default swaps, rating from credit agencies and other external inputs in order to estimate the probability of default), and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

-
The accounting for certain modifications and exchanges of financial liabilities measured at amortized cost (e.g. bank loans and issued bonds) changes on the transition from IAS 39 to IFRS 9. This change arises from a clarification by the IASB in the Basis for Conclusions of IFRS 9. Under IFRS 9 it is now clear that there can be an effect in the income statement for modification and exchanges of financial liabilities that are considered “non-substantial” (when the net present value of the cash flows, including any fees paid net of any fees received, is lower than 10% different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate). The Company reviewed retrospectively these transactions and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

-
IFRS 9 also introduces changes in hedge accounting. The hedge accounting requirements in IFRS 9 are optional and tend to facilitate the use of hedge accounting by preparers of financial statements. As a result, the Company reviewed its portfolio of derivatives and recorded an adjustment to the opening balance sheet of these consolidated financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

The impact of applying IFRS 9 to the condensed interim financial statements for the nine-month period ended September 30, 2018 is not significant.

IFRS 16 ‘Leases’

The IASB issued a new lease accounting standard, IFRS 16, in January 2016, which requires the recognition of lease contracts on the consolidated statement of financial position.

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use of assets) or together with contracted concessional assets. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments.

In the income statement, IFRS 16 replaces the straight-line operating lease expense for those leases applying IAS 17, with a depreciation charge for the lease asset (included within operating expenses) and an interest expense on the lease liability (included within finance expenses). IFRS 16 also impacts the presentation of cash flows related to former off-balance sheet leases.

The Company performed its assessment of the impact on its consolidated financial statements. The most significant impact identified is that the Company recognizes new assets and liabilities for its existing operating leases of land rights, buildings, offices and equipment.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Company decided to early adopt the standard as of January 1, 2018.

An entity shall apply this standard using one of the following two methods: full retrospectively approach or a modified retrospective approach. The Company has chosen the latter and accounted for assets as an amount equal to liability at the date of initial application. The impact on the opening balance sheet of these consolidated financial statements is shown in the table below.

The impact of applying IFRS 16 to the condensed interim financial statements for the nine-month period ended September 30, 2018 is not significant.

Summary of adjustments arising from application of IFRS 9 and IFRS 16 as of December 31, 2017

		IFRS 9 Adjustments
($ in thousands)	As reported	Expected credit losses (*)	Modification of financial liabilities	Hedge accounting	IFRS 16 Adjustments	Restated at December 31, 2017
Contracted concessional assets	9,084,270	(53,048)	—	—	62,982	9,094,204
Deferred tax assets	165,136	14,866	(3,055)	—	—	176,947

Long- term project debt	5,228,917	—	(39,599)	—	—	5,189,318
Grants and other liabilities	1,636,060	—	—	—	62,982	1,699,042
Deferred tax liabilities	186,583	—	8,849	—	—	195,432

Other Reserves	80,968	—	—	1,326	—	82,294
Retained Earnings	(477,214)	(38,182)	27,695	(1,326)	—	(489,027)

(*) The expected credit losses provision only applies to the concessional assets recorded as financial assets for an amount before provision of $936,004 thousand as of December 31, 2017 (see Note 6).

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning after September 30, 2018:

·
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
·
IAS 19 (Amendment). Amendments to IAS 19: Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRIC 23: Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed interim financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after September 30, 2018, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at September 30, 2018 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2017.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of September 30, 2018, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each, and a hydroelectric power plant in Peru with a gross capacity of 4 MW.

Efficient natural gas: The Company´s sole efficient natural gas asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensation received from Abengoa in lieu of ACBH dividends (for the period up to the first quarter of 2017 only).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month periods ended September 30, 2018 and September 30, 2017, Atlantica had four customers with revenues representing more than 10% of the total revenues, three in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2018 and 2017:

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2018	2017	2018	2017
North America	294,625	270,037	272,157	243,289
South America	91,807	90,005	76,234	84,174
EMEA	450,493	415,137	359,970	296,464
Total	836,925	775,179	708,361	623,927

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sector	2018	2017	2018	2017
Renewable energy	652,135	594,476	565,915	462,607
Efficient natural gas	95,355	89,653	71,724	79,969
Electric transmission lines	71,920	71,064	60,447	68,649
Water	17,515	19,986	10,275	12,702
Total	836,925	775,179	708,361	623,927

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2018	2017
Profit/(Loss) attributable to the Company	$120,512	42,582
(Loss)/Profit attributable to non-controlling interests	9,828	2,470
Income tax	59,068	25,330
Share of (profits)/losses of associates	(4,690)	(3,700)
Dividend from exchangeable preferred equity investment in ACBH (see Note 19)	-	10,383
Financial expense, net	279,844	310,431
Depreciation, amortization, and impairment charges	243,799	236,431

Total segment Further Adjusted EBITDA	$708,361	623,927

b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2018 and December 31, 2017 are as follows:

Assets and liabilities by geography as of September 30, 2018:

	North America	South America	EMEA	Balance as of September 30, 2018
Assets allocated
Contracted concessional assets	3,555,079	1,081,123	3,970,741	8,606,943
Investments carried under the equity method	-	-	54,776	54,776
Current financial investments	133,526	73,301	29,370	236,197
Cash and cash equivalents (project companies)	226,938	39,225	343,390	609,553
Subtotal allocated	3,915,543	1,193,649	4,398,277	9,507,469
Unallocated assets
Other non-current assets				213,053
Other current assets (including cash and cash equivalents at holding company level)				452,009
Subtotal unallocated				665,062
Total assets				10,172,531

	North America	South America	EMEA	Balance as of September 30, 2018
Liabilities allocated
Long-term and short-term project debt	1,773,589	834,164	2,606,922	5,214,675
Grants and other liabilities	1,556,388	5,113	91,950	1,653,451
Subtotal allocated	3,329,977	839,277	2,698,872	6,868,126
Unallocated liabilities
Long-term and short-term corporate debt				641,785
Other non-current liabilities				597,097
Other current liabilities				172,292
Subtotal unallocated				1,411,174
Total liabilities				8,279,300
Equity unallocated				1,893,231
Total liabilities and equity unallocated				3,304,405
Total liabilities and equity				10,172,531

Assets and liabilities by geography as of December 31, 2017:

	North America	South America	EMEA	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	3,770,169	1,100,778	4,213,323	9,084,270
Investments carried under the equity method	-	-	55,784	55,784
Current financial investments	116,451	59,831	31,263	207,545
Cash and cash equivalents (project companies)	149,236	42,548	329,078	520,862
Subtotal allocated	4,035,856	1,203,157	4,629,448	9,868,461
Unallocated assets
Other non-current assets				210,378
Other current assets (including cash and cash equivalents at holding company level)				413,500
Subtotal unallocated				623,878
Total assets				10,492,339

	North America	South America	EMEA	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	1,821,102	876,063	2,778,043	5,475,208
Grants and other liabilities	1,593,048	810	42,202	1,636,060
Subtotal allocated	3,414,150	876,873	2,820,245	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt				643,083
Other non-current liabilities				657,345
Other current liabilities				185,190
Subtotal unallocated				1,485,618
Total liabilities				8,596,886
Equity unallocated				1,895,453
Total liabilities and equity unallocated				3,381,071
Total liabilities and equity				10,492,339

Assets and liabilities by business sector as of September 30, 2018;

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of September 30, 2018
Assets allocated
Contracted concessional assets	7,058,009	591,666	869,682	87,586	8,606,943
Investments carried under the equity method	11,936	-	-	42,840	54,776
Current financial investments	15,616	133,505	72,398	14,678	236,197
Cash and cash equivalents (project companies)	569,075	16,742	13,743	9,993	609,553
Subtotal allocated	7,654,636	741,913	955,823	155,097	9,507,469
Unallocated assets
Other non-current assets					213,053
Other current assets (including cash and cash equivalents at holding company level)					452,009
Subtotal unallocated					665,062
Total assets					10,172,531

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of September 30, 2018
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,977,074	547,045	659,808	30,748	5,214,675
Grants and other liabilities	1,650,795	835	1,030	791	1,653,451
Subtotal allocated	5,627,869	547,880	660,838	31,539	6,868,126
Unallocated liabilities
Long-term and short-term corporate debt					641,785
Other non-current liabilities					597,097
Other current liabilities					172,292
Subtotal unallocated					1,411,174
Total liabilities					8,279,300
Equity unallocated					1,893,231
Total liabilities and equity unallocated					3,304,405
Total liabilities and equity					10,172,531

Assets and liabilities by business sector as of December 31, 2017;

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	7,436,362	660,387	897,269	90,252	9,084,270
Investments carried under the equity method	12,419	-	-	43,365	55,784
Current financial investments	17,249	116,430	59,289	14,577	207,545
Cash and cash equivalents (project companies)	452,792	39,064	15,325	13,681	520,862
Subtotal allocated	7,918,822	815,881	971,883	161,875	9,868,461
Unallocated assets
Other non-current assets					210,378
Other current assets (including cash and cash equivalents at holding company level)					413,500
Subtotal unallocated					623,878
Total assets					10,492,339

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	4,162,596	579,173	698,346	35,093	5,475,208
Grants and other liabilities	1,635,508	552	-	-	1,636,060
Subtotal allocated	5,798,104	579,725	698,346	35,093	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt					643,083
Other non-current liabilities					657,345
Other current liabilities					185,190
Subtotal unallocated					1,485,618
Total liabilities					8,596,886
Equity unallocated					1,895,453
Total liabilities and equity unallocated					3,381,071
Total liabilities and equity					10,492,339

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2018 and 2017 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2018	2017
	($ in thousands)
North America	(95,713)	(97,076)
South America	(30,806)	(30,558)
EMEA	(117,280)	(108,797)
Total	(243,799)	(236,431)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sector	2018	2017
	($ in thousands)
Renewable energy	(213,296)	(215,059)
Electric transmission lines	(21,070)	(21,372)
Efficient natural gas	(9,433)	-
Total	(243,799)	(236,431)

Note 5. - Changes in the scope of the consolidated condensed interim financial statements

For the nine-month period ended September 30, 2018

On February 28, 2018, the Company completed the acquisition of a 100% stake in Hidrocañete, S.A. (Mini-Hydro). Total purchase price paid for this asset amounted to $9,327 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combinations.

For the year ended December 31, 2017

There is no change in the scope of the consolidated financial statement in the year 2017.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2018 and December 31, 2017 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Contracted concessional assets cost	10,413,330	10,633,769
Amortization and impairment	(1,806,387)	(1,549,499)
Total	8,606,943	9,084,270

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20, Seville PV and Mini-Hydro which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of September 30, 2018, contracted concessional financial assets amount to $855,752 thousand ($936,004 thousand as of December 31, 2017).

The decrease in the contracted concessional assets cost is primarily due to the lower value of assets denominated in euros since the exchange rate of the euro has dropped against the U.S. dollar since December 31, 2017 and to the payment received from Abengoa by Solana in March 2018 further to Abengoa´s obligation as EPC Contractor (see Note 11). The decrease has been partially offset by the impact of the application of IFRS 16, ´Leases´ from January 1, 2018 (see Note 2).

Amortization and impairment amount includes the recognition of impairment provisions based on expected credit losses due to the application of IFRS 9, ´Financial instruments´ from January 1, 2018 (see Note 2). No other losses from impairment of contracted concessional assets were recorded during the nine-month period ended September 30, 2018 and during the year 2017.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2018 and December 31, 2017:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Evacuación Valdecaballeros, S.L.	8,855	9,175
Myah Bahr Honaine, S.P.A.(*)	42,840	43,365
Pectonex, R.F. Proprietary Limited	3,081	3,244
Evacuación Villanueva del Rey, S.L	-	-
Total	54,776	55,784

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of September 30, 2018 and December 31, 2017 is as follows:

	Balance as of September 30, 2018	Balance as of December 31, 2017

	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	3,157	2,088
Derivative assets	15,350	8,230
Other receivable accounts at amortized cost	34,440	34,924
Total non-current financial investments	52,947	45,242

Fair value through profit or loss	-	1,715
Contracted concessional financial assets	145,807	131,066
Other receivable accounts at amortized cost	91,273	77,357
Total current financial investments	237,080	210,138

Investment in Ten West Link as of September 30, 2018 is a $3.2 million investment, which was made by the Company for a 12.5% interest in a 114-mile transmission line in the US.

Financial assets at fair value through profit or loss of $1.7 million as of December 31, 2017 fully related to the residual part of the Abengoa debt and equity instruments received in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH. These instruments have been entirely sold.

Note 9. - Derivative financial instruments

The breakdown of the fair value amount of the derivative financial instruments as of September 30, 2018 and December 31, 2017 is as follows:

	Balance as of September 30, 2018		Balance as of December 31, 2017
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	15,350	266,884	8,230	329,731

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. These are classified as Level 2 (see Note 10).

Additionally, the Company owns currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro-denominated net exposure for the following 12 months, on a rolling basis.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $51,049 thousand for the nine-month period ended September 30, 2018 (loss of $54,446 thousand in the nine-month period ended September 30, 2017).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2018 and December 31, 2017 amount to a profit of $105,959 thousand and a profit of $80,968 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2018, and December 31, 2017, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for some of the Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31, 2017, classified as Level 1 (see Note 8), which have been sold as of September 30, 2018.

Note 11. - Related parties

Details of balances with related parties as of September 30, 2018 and December 31, 2017 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Credit receivables (current)	8,256	10,544
Total current receivables with related parties	8,256	10,544

Trade payables (current)	39,007	63,409
Total current payables with related parties	39,007	63,409

Credit payables (non-current)	78,734	141,031
Total non-current payables with related parties	78,734	141,031

Trade payables (current) primarily relate to payables for Operation and Maintenance services. Credit payables (non-current) primarily relate to project companies’ payables with partners accounted for as non-controlling interests in these consolidated financial statements and payables for Operation and Maintenance services. The operation and maintenance services received in some of the Spanish solar assets of the Company include a variable portion payable in the long term. On April 26, 2018, Atlantica Yield plc purchased from Abengoa the long-term operation and maintenance payable accrued for the period up to December 31, 2017, which was recorded for an amount of $57.3 million at the date of repayment. The Company paid $18.3 million for this extinguishment of debt and accounted for the difference of $39.0 million with the carrying amount of the debt as an income in the profit and loss statement.

The transactions carried out by entities included in these consolidated condensed financial statements with related parties not included in the consolidation perimeter of Atlantica, primarily with Abengoa and with subsidiaries of Abengoa, during the nine-month periods ended September 30, 2018 and 2017 have been as follows:

	For the nine-month period ended September 30,
	2018	2017
	($ in thousands)
Services rendered	-	3,495
Services received	(82,506)	(82,012)
Financial income	3,062	36
Financial expenses	(1,042)	(898)

Services received primarily include operation and maintenance services received by some assets.

The figures detailed in the table above do not include the compensation received from Abengoa in lieu of dividends from ACBH for $10.4 million, recorded as financial income in these consolidated condensed interim financial statements for the nine-month period ended September 30, 2017.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of September 30, 2018, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events. In particular as of April 26, 2018 Abengoa agreed to pay Atlantica certain amounts subject to conditions which are beyond the control of the Company.

As explained in Note 1, the Company signed a consent in November 2017, which has then been amended during the following months, in relation to the Solana and Mojave projects, which reduced the minimum ownership required by Abengoa in Atlantica Yield to 16%, subject to certain conditions precedent most of which were beyond the control of the Company, including several payments by Abengoa to Solana before December 2017 and May 2018. These payments for a total of $120 million were related to Abengoa’s obligations as EPC contractor in Solana and were used to repay Solana project debt ($95 million) and for a reserve to cover required additional repairs in the plant ($25 million). Additionally, Abengoa has recognized other obligations with Solana for $6.5 million per semester over 8.5 years starting in December 2018. Solana received $42.5 million in December 2017 and $77.5 million in March 2018. The $42.5 million collected in December 2017 and $52.5 million of the amount collected in March 2018 have been used to repay Solana project debt. The aforementioned amounts are based on the EPC Contract guarantee for liquidated damages considering the average production during the first three years of ramp-up period of the plant which is a service-concession arrangement under IFRIC 12 (intangible asset). For the aforementioned amounts, the Company reduced the value of the intangible asset since this amount was a variable consideration. In addition, the amortization of the plant is adjusted accordingly.

The Company entered into a Financial Support Agreement on June 13, 2014 under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of September 30, 2018, the aforementioned guarantees amounted to $23 million. In the context of that agreement in July 2017, Atlantica replaced guarantees amounting to $112 million previously issued by Abengoa, out of which $55 million were canceled in June 2018.

Note 12. - Clients and other receivable

Clients and other receivable as of September 30, 2018 and December 31, 2017, consist of the following:

	Balance as of September 30, 2018	Balance as of December 31, 2017
	($ in thousands)
Trade receivables	247,216	186,728
Tax receivables	27,788	39,607
Prepayments	9,599	6,375
Other accounts receivable	12,655	11,739
Total	297,258	244,449

Increase in trade receivables primarily relates to seasonality of sales in some of the assets.

As of September 30, 2018, and December 31, 2017, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of September 30, 2018, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right. Algonquin completed the acquisition from Abengoa of a 25% equity interest in Atlantica on March 9, 2018, becoming the largest shareholder of the Company. Residual equity interest of Abengoa in Atlantica is 16.5%.

Atlantica reserves as of September 30, 2018 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica and the impact in equity of the transfer of assets contributed to the Company by Abengoa through a series of transactions prior to the consummation of the initial public offering of the Company and of the assets acquisition under the ROFO agreement. These acquisitions were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by IDAE in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

On February 27, 2018, the Board of Directors declared a dividend of $0.31 per share corresponding to the fourth quarter of 2017. The dividend was paid on March 27, 2018.

On May 11, 2018, the Board of Directors of the Company approved a dividend of $0.32 per share corresponding to the first quarter of 2018. The dividend was paid on June 15, 2018.

On July 31, 2018, the Board of Directors of the Company approved a dividend of $0.34 per share corresponding to the second quarter of 2018. The dividend was paid on September 17, 2018.

In addition, as of September 30, 2018, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of September 30, 2018 and December 31, 2017 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Non-current	622,433	574,176
Current	19,352	68,907
Total Corporate Debt	641,785	643,083

The repayment schedule for the corporate debt as of September 30, 2018 is as follows:

	Remainder of 2018	Between January and September 2019	Between October and December 2019	2020	2021	2022	Subsequent years	Total
New Revolving Credit Facility	-	-	-	-	57,464	-	-	57,464
Note Issuance Facility	-	-	-	-	-	104,033	206,934	310,967
2017 Credit Facility	-	11,667	-	-	-	-	-	11,667
2019 Notes	7,685	-	254,002	-	-	-	-	261,687
Total	7,685	11,667	254,002	-	57,464	104,033	206,934	641,785

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Former Revolving Credit Facility” or ”Former RCF”). On December 22, 2014, the Company drew down $125,000 thousand under the Former RCF. $71,000 thousand of the Former RCF were partially repaid in 2017. The remaining $54,000 of nominal of the Former RCF has been entirely repaid on May 16, 2018 and the credit facility canceled.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility”), in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each interest payment date. The Company will make each interest payment to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility. Changes in fair value of these interest rate swaps have been recorded in the consolidated income statement. The Note Issuance Facility is a € denominated liability for which the Company applies net investment hedge accounting. When converted to US$ at US$/€ closing exchange rate, it contributes to reduce the impact in translation difference reserves generated in the equity of these consolidated financial statements by the conversion of the net assets of the Spanish solar assets into US$.

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.7 million, which is available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per year equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. As of December 31, 2017, the Company drew down the credit facility in full and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility. The credit facility had a maturity date in July 2018. It has been renewed during the month of July 2018 and the new maturity date is July 20, 2019.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “New Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. The Company has the option to increase the amount of the Revolving Credit Facility by up to $85 million to $300 million, subject to certain conditions being met. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. The maturity of the Revolving Credit Facility is December 31, 2021. As of September 30, 2018, the Company had drawn down an amount of $58 million (net of debt issuance costs).

Current corporate debt corresponds mainly to the accrued interest on the 2019 Notes and to the amount of the 2017 Credit Facility.

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The detail of project debt of both non-current and current liabilities as of September 30, 2018 and December 31, 2017 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Non-current	4,908,678	5,228,917
Current	305,997	246,291
Total Project debt	5,214,675	5,475,208

The decrease in total project debt is primarily due to contractual payments of debt for the period, the partial repayment of Solana debt using the indemnity received from Abengoa in March 2018 for $52.5 million (see Note 11), the lower value of debts denominated in foreign currencies since their exchange rate has decreased against the U.S. dollars since December 31, 2017 and to the impact of the application of IFRS 9, ´Financial instruments´ from January 1, 2018 (see Note 2).

Additionally, during the second quarter of 2018, the Company refinanced debts of Helios 1/2 and Helioenergy 1/2 on May 18, 2018 and June 26, 2018 respectively. The terms of the new debts are not substantially different from the original debts refinanced and therefore the exchange of debts instruments does not qualify for an extinguishment of the original debts under IFRS 9, ´Financial instruments´. When there is a refinancing with a non-substantial modification of the original debt, there is a gain or loss recorded in the income statement. This gain or loss is equal to the difference between the present value of the cash flows under the original terms of the former financing and the present value of the cash flows under the new financing, discounted both at the original effective interest rate. In this respect, the Company recorded a $36.6 million financial income in the profit and loss statement of the consolidated condensed financial statements (see Note 19).

The repayment schedule for Project debt in accordance with the financing arrangements, as of September 30, 2018 is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2018
Payment of interests accrued as of September 30, 2018	Nominal repayment	Between January and September 2019	Between October and December 2019	2020	2021	2022	Subsequent Years	Total
($ in thousands)
61,715	126,694	117,588	130,802	257,180	269,347	299,370	3,951,979	5,214,675

Note 16. - Grants and other liabilities

Grants and other liabilities as of September 30, 2018 and December 31, 2017 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2018	2017
	($ in thousands)
Grants	1,167,773	1,225,877
Other Liabilities	485,678	410,183
Grant and other non-current liabilities	1,653,451	1,636,060

As of September 30, 2018, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $747 million ($771 million as of December 31, 2017), which was primarily used to fully repay the Solana and Mojave short term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $419 million ($452 million as of December 31, 2017). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $44.5 million and $44.7 million for the nine-month periods ended September 30, 2018 and 2017, respectively.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC. The investment is recorded as a liability for a total amount of $369 million as of September 30, 2018 ($352 million as of December 31, 2017). Additionally, other liabilities include $56 million of finance lease liabilities, further to the application of IFRS 16, Leases from January 1, 2018 (see Note 2).

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2018 and December 31, 2017 are as follows:

	Balance as September 30,	Balance as December 31,
	2018	2017
	($ in thousands)
Trade accounts payable	82,038	107,662
Down payments from clients	6,387	6,466
Other accounts payable	45,207	41,016
Total	133,632	155,144

Trade accounts payables mainly relate to the operating and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Other account payable primarily include subordinated debt of Mojave with Abener Teyma Mojave General Partnership (Abener), a related party, with maturity date in October 2018. The repayment will occur only if certain technical conditions are fulfilled, which is currently being assessed, and Mojave could also claim certain amounts to Abengoa.

As regards to the legal proceedings detailed in the note 19 to the consolidated financial statements of the Company for the year ended December 31, 2017 included in the 2017 20-F, they progressed as follows in 2018:

-
On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex was requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million.  On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process. In September 2018, the Company was notified that an agreement was reached between insurance companies according to which Atlantica would not have to pay any amount in relation to this arbitration. The Company expects to receive a formal notification of the final agreement during the fourth quarter of 2018;

-
A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the United States have included some of the non-recourse subsidiaries of the Company in the United States as co-defendants in claims against Abengoa. Generally, the subsidiaries of the Company have been dismissed as defendants at early stages of the processes but there remain pending cases including Arb Inc. with a potential total claim of approximately $33 million and a group of insurance companies that have addressed to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) a potential claim for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of up to approximately $200 million if all their exposure resulted in losses. The Company reached an agreement with Arb Inc. and all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $6.6 million, which had already been accrued and have been mostly paid as of October 31, 2018. The insurance company which did not join the agreement has temporarily stopped legal actions against the Company and the Company does not expect to have a material adverse effect.

-	In addition, an insurance company covering certain Abengoa’s obligations in Mexico has claimed certain amounts related to a potential loss. This claim is covered by existing indemnities from Abengoa. Nevertheless, the Company has reached an initial agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. Payments by Atlantica would only happen if and when the actual loss has been confirmed, Abengoa has not fulfilled their obligations and after arbitration, if the Company initiates it.

The Company is not a party to any other significant legal proceeding other than legal proceedings arising in the ordinary course of our business. The Company is a party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While the Company does not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings the Company is not able to predict their ultimate outcomes, some of which may be unfavorable.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the nine-month period ended September 30, 2018, Income tax amounted to a $59,068 thousand expense with respect to a profit before income tax of $189,408 thousand. In the nine-month period ended September 30, 2017, Income tax amounted to a $25,330 thousand expense with respect to a profit before income tax of $70,382 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the nine-month period ended September 30, 2018 and 2017:

	For the nine-month period ended September 30,
Financial income	2018	2017
	($ in thousands)
Interest income from loans and credits	36,556	224
Interest rates benefits derivatives: cash flow hedges	47	907
Total	36,603	1,131

	For the nine-month period ended September 30
Financial expenses	2018	2017
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(191,168)	(188,136)
- Other debts	(63,451)	(65,088)
Interest rates losses derivatives: cash flow hedges	(51,721)	(55,346)
Total	(306,340)	(308,570)

Financial income from loans and credits primarily includes a non-monetary financial income of $36.6 million resulting from the refinancing of the debts of Helios 1&2 and Helioenergy 1&2 in the second quarter of 2018 (see Note 15).

Interests from other debts are primarily interests on the notes issued by ATS, ATN, ATN2, Atlantica Yield and Solaben Luxembourg and interests related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the nine-month period ended September 30, 2018, and 2017:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2018	2017
	($ in thousands)
Dividend from ACBH (Brazil)	-	10,383
Other financial income	8,711	9,151
Other financial losses	(19,850)	(18,232)
Total	(11,139)	1,302

According to the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica Yield was the legal owner of the dividends declared on February 24, 2017 and retained from Abengoa amounting to $10.4 million. As a result, the Company recorded $10.4 million as Other financial income in accordance with the accounting treatment previously given to the ACBH dividend.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2018, and 2017:

Other Operating income	For the nine-month period ended September 30,
	2018	2017
	($ in thousands)
Grants (see Note 16)	44,577	44,827
Income from various services and insurance proceeds	28,682	11,672
Income from the purchase of the long-term operation and maintenance payable to Abengoa (see Note 11)	38,955	-
Total	112,214	56,499

Other Operating expenses	For the nine-month period ended September 30,
	2018	2017
	($ in thousands)
Leases and fees	(1,296)	(5,192)
Operation and maintenance	(108,522)	(90,215)
Independent professional services	(24,877)	(19,925)
Supplies	(19,204)	(14,409)
Insurance	(18,279)	(17,782)
Levies and duties	(35,012)	(44,083)
Other expenses	(10,143)	(2,067)
Total	(217,333)	(193,673)

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the loss attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the nine-month period ended September 30,
	2018	2017
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica Yield Plc.	120,512	42,582
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	100,217
Earnings per share from continuing operations (U.S. dollar per share) - basic and diluted	1.20	0.42
Earnings per share from profit/(loss) for the period (U.S. dollar per share) - basic and diluted	1.20	0.42

Note 22. - Subsequent events

In October 2018 the Company reached an agreement to acquire Pemex Transportation System (“PTS”), an efficient natural gas transportation platform located in the Gulf of Mexico, in the same basin as ACT. PTS has an installed compression capacity of 450 million standard cubic feet per day and is currently under construction. The share purchase agreement is structured to acquire the asset in stages. In October 2018, the Company acquired a 5% ownership in the project; once the project begins operation, it will acquire an additional 65% stake; finally, the Company will acquire the remaining 30% one year after COD, subject to final approvals. COD is estimated for the end of 2019 or the beginning of 2020. The total equity investment is estimated to be approximately $150 million.
Additionally, in October 2018, the Company signed an agreement for expansion of the ATN transmission line by acquiring a 220-kV power substation and two small transmission lines in Peru. The substation will connect the line to the Shahuindo mine located nearby. The substation is currently under construction with COD scheduled for December 2018. The asset has a U.S. dollar-denominated 15-year contract in place with Shahuindo mine, a fully owned subsidiary of Tahoe Resources Inc., a company listed in the Toronto and New York stock exchanges. The closing of the transaction is subject to the asset reaching COD.
On October 31, the Board of Directors of the Company approved a dividend of $0.36 per share, which is expected to be paid on December 14, 2018 to shareholders of record as of November 30, 2018.